UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Sickweather, Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Maryland

Date of organization
January 1, 2011 (converted to a Maryland corporation as of January 30, 2015)

Physical address of issuer
2936 Ridge Road, Windsor Mill, MD 21244

Website of issuer
http://www.sickweather.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
5,457

Price (or method for determining price)
$4.58141

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
February 9, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end (April 30, 2017)	Prior fiscal year-end (April 30, 2016)
Total Assets	$95,039	$74,182
Cash & Cash Equivalents	$81,947	$15,460
Accounts Receivable	$2,500	$56,500
Short-term Debt	$50,922	$39,696
Long-term Debt	$1,388,877	$998,487
Revenues/Sales	$394,209	$122,753
Cost of Goods Sold	$0	$0
Taxes Paid	$21,124	$24,235
Net Income	-$380,825	-$548,445

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
December 5, 2017

Sickweather, Inc.

sickweather®

see what's going around™

Up to $1,000,000 of Series Seed Preferred Stock

Sickweather, Inc. (“Sickweather”, the "Company," "we," "us", or "our"), is offering up to $1,000,000 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by February 9, 2018. The Company is making concurrent offerings under both Regulation CF (the “Offering”) and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by February 9, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to February 9, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the “SEC”) does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. We expressly disclaim any obligation to update any forward-looking statement contained in this document to reflect events or circumstances that may arise after the date hereof, all of which are expressly qualified by the foregoing, other than as required by applicable law.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than August 28, 2018.

Once posted, the annual report may be found on the Company's website at the SEC information page on http://www.sickweather.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/sickweather/seed

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the

Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Sickweather, Inc. (the "Company") is a Maryland corporation that was originally formed in Delaware as a limited liability company on January 5, 2011, under the name Sickweather LLC. The Company converted into a Maryland corporation on January 30, 2015.

The Company is located at 2936 Ridge Road, Windsor Mill, MD 21244.

The Company's website is http://www.sickweather.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on SeedInvest under https://www.seedinvest.com/sickweather/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series Seed Preferred Stock being offered	$25,000
Total Series Seed Preferred Stock outstanding after Offering (if minimum amount reached)	5,457
Maximum amount of Series Seed Preferred Stock	$1,000,000
Total Series Seed Preferred Stock outstanding after Offering (if maximum amount reached)	218,273
Purchase price per Security	$4.58141
Minimum investment amount per investor	$500
Offering deadline	February 9, 2018
Use of proceeds	See the description of the use of proceeds on page 14 hereof.

Voting Rights	See the description of the voting rights on pages 11 and 21-22 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company's business currently depends on seasonality. The Company's flu business is seasonal, with some customers now coming on board only for a few months rather than the whole year. The Company is working on diversifying into forecasting common cold, allergies, headaches, and other non-seasonal ailments.

The Company's cash position is relatively weak. The Company currently has only $30,000 in cash balances, plus $175,000 of hard committed funding.

The Company is subject to a high churn rate. The churn rate for enterprise customers has historically been high at 50% for pilot programs. The Company forecasts expect churn rate to fall to 12%, with clients like The Weather Channel and Clorox renewing every year, but there is no guarantee that will be the case.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive recruitment space. Additionally, the product may be in a market where customers will not have brand loyalty.

We may not be successful in obtaining issued patents. Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. We have a patent pending for a social networking aggregator to track illnesses. There is no guarantee that this patent will be issued. We were notified in February 2017 by the U.S. Patent and Trademark Office that the claims of the application were rejected, and have since filed a request for consideration. We have also filed a provisional patent application. Filing a provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. We are not currently protected from our competitors. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs. To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company has an outstanding loan that is secured by the personal property of two of the Company's directors. The Company has an outstanding loan of $150,000 from the Howard County Economic Development Authority ("HCEDA"). The loan is secured by the personal property of two of the Company's directors, Graham Dodge and James Sajor.

Some of the existing holders of securities in the Company have preemptive and other anti-dilution rights that may limit the ownership percentages of investors in this Combined Offering. The Company has previously issued securities under agreements that give their holders the ability to exercise preemptive and other anti-dilution rights (outlined below under "Capitalization and Ownership - Capitalization"). The exercise of such rights may limit the ownership stake of investors investing through this Combined Offering.

We are subject to rapid technological change and dependence on new product development. Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services. We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We plan to implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The reviewing CPA has included a "going concern" note in the reviewed financials. As noted by the independent accountant, the Company has recurring operating losses and significant liabilities, as of April 30, 2017. The independent accountant noted that these conditions raise substantial doubt about the Company's ability to continue as a going concern without raising sufficient additional financing. The independent accountant further noted that the financial statements do not include any adjustments that would be necessary to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

The Company's revenue sources from the previous two fiscal years were significantly concentrated. The Company received approximately 72% and 89% of its revenue from two customers for the years ended April 30, 2017 and 2016, respectively. The Company was owed approximately 88% of its accounts receivable balance from one customer as of April 30, 2016.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Graham Dodge, James Sajor, and Michael Belt. The Company has not entered into employment agreements with these people and there can be no assurance that they will continue to be involved in the Company's operations for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We are subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and,

if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more beneficially own up to 71.7% of the Company. Subject to any applicable duties owed to our other owners or investors under Maryland law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent Offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investment management agreement, which limits your voting rights. All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your shares of Series Seed Preferred Stock into shares of common stock of the Company ("Common Stock") without your consent. Non-Major Purchasers will be bound by this agreement, unless the Non-Major Purchasers holding a majority of the then-outstanding shares of Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized by the Company's board of directors and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant

at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of Series Seed Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

Sickweather is a predictive, hyperlocal illness forecasting platform serving over 3 billion Application Programming Interface ("API") requests per month - and has replaced the Centers for Disease Control & Prevention (the "CDC") as the flu map data provider for the Weather Channel.

Sickweather knows where sick people are, and where they will be, with real time and predictive insights at the point of incidence. Our illness forecasts and infectious disease models provide insights at zip code and street level with predictions up to 15 weeks in advance - not only for caregivers to know when and where illness outbreaks occur, but also consumer healthcare brands, pharma and retailers to better manage their supply chain.

Business Plan

Everyday thousands of people around the globe update social media sites like Facebook and Twitter when they (or someone close to them) get sick. When informational posts like "I'm sick," "The doc says I have bronchitis," and "My son has chickenpox" are made publicly available by the user and contain location information, we are able to track and map this data using our patent-pending algorithm.

Sickweather allows its members and third party partners to report directly to our map and forecast anonymously via our mobile apps. Users can select from a menu of illnesses that we track or post a message to any location you follow in Sickweather Groups. If you report symptoms or illnesses that we aren't tracking, that information will be processed by our algorithm to automatically make suggestions for expanding our tracking capabilities.

Our data is regularly correlated and validated against available data from the CDC, point-of-sale data for related medications, and demographic and census data. These datasets help us know how accurate our other methods are for tracking and forecasting illnesses.

Advanced machine learning models are used to measure the rate of real-time input compared to our extensive archived data (carefully curated since 2011) to predict the rate of illnesses up to 15 weeks in advance with 91% accuracy. We make these predictions and data outputs available via our consumer-facing applications for the general public, as well as our API and Sickweather Pro SaaS dashboard used by developers, data scientists and epidemiologists across several industries.

The Company's Products and/or Services

Product / Service	Description	Current Market
Social Networking Aggregator to Track Illnesses	Our self serve, enterprise API console allows health IT, public health and ad-tech developers to easily integrate Sickweather's insights into their own data ecosystem, trading desks and CRMs, while our analytics dashboard called Sickweather Pro provides detailed analytics, data export tools, and interactive forecasts in an easy to use format.	Individual consumers and businesses

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers include individual consumers (such as data scientists) and businesses in the pharmaceutical, insurance, retail, household hygiene, and OTC industries.

Intellectual Property
The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
4219325	Computer services, namely, creating an online community for registered users to participate in discussions, get feedback from their peers, form virtual communities, and engage in social networking services in the field of health and wellness.	SICKWEATHER	October 11, 2011	October 2, 2012	U.S.

Patents

Application or Registration #	Title	File or Receipt Date	Grant Date	Country or Jurisdiction

61496625*	SOCIAL NETWORKING AGGREGATOR TO TRACK ILLNESSES	June 14, 2011	Not Applicable	U.S.
PCT/US2012/042441**	SOCIAL NETWORKING AGGREGATOR TO TRACK ILLNESSES	June 14, 2012	December 20, 2012	U.S.**, United Nations (World Intellectual Property Organization)

*Provisional application: this patent has not been issued.
**Patent pending: this patent has not been issued. An amendment was filed on January 6, 2016. We were notified with a non-final Office Action from the U.S. Patent and Trademark Office on February 8, 2017 that the application's claims were rejected. We filed a request for consideration on April 24, 2017.

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Combined Offerings. We plan to use these proceeds as follows:

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expenses	44.50%	$11,125	8.43%	$84,250
Data Science	22.20%	$5,550	27.47%	$274,725
Sales Development	27.75%	$6,938	18.32%	$183,150
Marketing	0%	$0	27.47%	$274,725
Operational	5.55%	$1,388	18.32%	$183,150
Total	**100%**	**$25,000**	**100%**	**$1,000,000**

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company, their principal occupation and employment responsibilities for the past three (3) years, and their educational background and qualifications.

Name
Graham Dodge

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder and CEO, January 2011 - Present

- Strategic development, fundraising, and company management.

Name
James Sajor

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder and COO, January 2011 - Present

- Human resources, payroll, bookkeeping, company management, and strategic development.

Name
Michael Belt

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Co-Founder and CTO, January 2011 - Present

- Technical and developer management, system administration, data ingestion management.

Limitations of Liability and Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. The Company's Charter contains such a provision that eliminates such liability to the maximum extent permitted by Maryland law.

The Maryland General Corporation Law (the "MGCL") requires a Maryland corporation (unless the charter provides otherwise, which the Company's Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

- the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty;

- the director or officer actually received an improper personal benefit in money, property or services; or

- in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

A corporation may not indemnify a director or officer in a suit by or on behalf of the corporation in which the director or officer was adjudged liable to the corporation or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly

received. However, indemnification for an adverse judgment in a suit by or on behalf of the corporation, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon receipt of:

- a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

- a written undertaking by the director or officer or on the director's or officer's behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Under the Company's Charter and Bylaws, the Company is obligated, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

- any present or former director or officer of the Company who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity; or

- any individual who, while a director or officer of the Company and at its request, serves or has served as a director, officer, trustee, member, manager, or partner of another corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to, or witness in, the proceeding by reason of his or her service in that capacity.

The Company's Charter and Bylaws also permit the Company to indemnify and advance expenses to any person who served a predecessor of the Company in any of the capacities described above and any employee or agent of the Company or a predecessor of the Company.

Employees
The Company currently has 1 employee(s) in Maryland, 1 employee(s) in Missouri and 1 employee(s) in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	384,360.14 shares*
Voting Rights	As per the Company's Bylaws, each outstanding share of Common Stock entitles the holder thereof to cast one vote on each matter submitted to a vote at a meeting of stockholders.
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	Not Applicable
Percentage ownership of the Company by the	100%

holders of such Securities prior to the Offering.	
Other Material Terms	Not Applicable

*2,850 shares of Common Stock remain subject to vesting on December 31, 2017. In addition, 1,434 shares of Common Stock remain subject to vesting, with 478 shares of Common Stock vesting on February 1, 2018, August 1, 2018, and February 1, 2019, respectively. PBTS Holdings LLC, an existing common stockholder of the Company, holds 22,216.14 shares that are subject to an anti-dilution protection that maintains a 6% holding of the outstanding shares on a fully diluted basis prior to a qualified financing.

Type of security	KISS-A Convertible Securities
Amount outstanding	$150,000
Voting Rights	Not Applicable
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	At the election of the holder, convertible into 6% of the fully-diluted equity capitalization of the Company, or 2x return on $150,000 investment. Automatic conversion on same terms upon a preferred stock offering of $1 million or more.
Percentage ownership of the Company by the holders of such Securities prior to the Offering.	0%
Other Material Terms	Rights of First Offer, information rights and rights to dividends on an as-converted basis (only if dividends paid by Company)

Type of security	Convertible Notes
Principal Amount outstanding	$1,244,623
Voting Rights	Prior to conversion of the Convertible Notes, holders thereof have the right to consent to (a) certain dividends and other distributions on the Company's equity securities, (b) merger, consolidation, sale of substantially all assets, transfer of 50% of voting power (other than bona fide equity financing transactions) and (c) voluntary liquidation or dissolution of the Company.
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	Automatically convertible into Series Seed Preferred Stock upon a qualified equity offering of $250,000 or more.
Percentage equity ownership of the Company by the holders of such Securities prior to the Offering.	0%
Other Material Terms	Generally convertible based on a conversion price equal to 80% of the price per share of Series Seed Preferred Stock in the Combined Offering assuming at least $250,000 is raised.

Certain holders of the above securities are entitled to preemptive and other anti-dilution rights, as outlined below:

1. Firebrand Ventures, LP has preemptive rights to purchase its pro rata share of equity securities issued by the Company in any equity financings undertaken primarily for capital raising purposes at the same price as the other investors in such financing, pursuant to a Side Letter to the Sickweather, Inc. Convertible Promissory Note Purchase Agreement, dated as of December 13, 2016, by and between the Company and Firebrand Ventures, LP.
2. Missouri Technology Corporation has preemptive rights to purchase its pro rata share of new equity securities issued by the Company, subject to customary exceptions, pursuant to a convertible note, dated as of June 21, 2017, by and between the Company and Missouri Technology Corporation.
3. The Maryland Technology Development Corporation (TEDCO) has the right to participate in any equity or debt offering by the Company on a pari-passu basis, pursuant to a Convertible Note Purchase Agreement, dated as of August 5, 2015, by and between the Company and TEDCO.
4. 500 Startups IV, L.P. has the right to convert the KISS-A Convertible Security, dated as of November 1, 2016, into 6% of the fully-diluted equity capitalization of the Company or 2X return on $150,000 investment.
5. PBTS Holdings LLC has the right to certain anti-dilution protection to maintain 6% of the outstanding shares of the Company (on a fully diluted basis), pursuant to a Stock Purchase Agreement, dated January 31, 2015, until immediately prior to the sale and issuance of the Company's capital stock in a future bona fide equity financing that results in an aggregate purchase price paid to the Company by investors that are not related to or otherwise affiliated with the Company's founders of not less than $250,000.

The Company has the following debt outstanding:

Type of debt	Promissory Note
Name of creditor	Howard County Economic Development Authority
Principal Amount outstanding	$150,000
Interest rate and payment schedule	7.0%
Amortization schedule	Nine monthly payments of $2,675.00 beginning on the fourth month following disbursement of funds, followed by 23 monthly payments of $5,350.00, plus one final payment of the greater of $21,359.93 or the balance of all principal and interest then due.
Describe any collateral or security	Personally guaranteed by two directors of the Company.
Maturity date	March 1, 2019
Other material terms	Pre-payable, non-convertible note

Ownership

A majority of the Company is currently owned by a few individuals. These people are Graham Dodge, Michael Belt, and James Sajor.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and Class of Securities Held	Percentage Owned Prior to Offering

Graham Dodge	92,000 shares of Common Stock	23.9%
Michael Belt	92,000 shares of Common Stock	23.9%
James Sajor	92,000 shares of Common Stock	23.9%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

The Company was converted into a Maryland corporation in 2015 (after starting as a Delaware limited liability company in 2011) and provides business and technology solutions through custom application and software development, specializing in scanning social networks for indicators of illness, and publishing data allowing users to check for the chance of sickness in their geographic area.

In operation for several years, the Company is still working diligently to more widely market its technologies. In its development stage the Company has experienced losses and negative cash flows from operations since inception.

The Company's operations have been funded primarily by debt and convertible debt. Future funding to finance its business strategy, operations, and growth is expected to be provided by additional convertible debt (of which $225,000 has occurred since April 30, 2017), funding raised in this Combined Offering, and other accredited investors.

Additionally, the Company plans to reduce operating expenses by minimizing the use of external contractors and is working to secure more recurring revenue sources. The Company plans to grow by: 1) focusing outbound sales on current product-market fit with programmatic advertising platforms to increase monthly recurring revenue; 2) developing inside sales processes with current large clientele; and 3) improving their consumer facing app which has historically driven inbound sales at the top of their sales funnel through earned media attention.

Liquidity and Capital Resources

The financial statements of the Company have been prepared using GAAP applicable to a going concern which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

In operation for several years, the Company is still working diligently to more widely market its unique technologies. In its development stage the Company has experienced losses and negative cash flows from operations since inception.

The Company's operations have been funded primarily by debt and convertible debt. Future funding to finance its business strategy, operations and growth is expected to be provided by the Combined Offering. The proceeds from the Combined Offerings are essential to the Company's operations. The Company plans to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Company does not have any additional sources of capital other than the proceeds from the Combined Offerings.

Additionally, the Company shows evidence of its ability to secure more business and grow revenue in the calendar year 2017 compared to 2016, and expects to continue that growth by honing its strategy in the following ways:

- Focus outbound sales on current product-market fit with programmatic advertising platforms to increase monthly recurring revenue;
- Develop inside sales processes with current large clientele; and
- Improve the Company's consumer facing app which has historically driven inbound sales at the top of their sales funnel through earned media attention.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $3,750,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, may be very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by reference to Maryland law, the Company's Charter, including the Articles Supplementary containing the terms of the Series Seed Preferred Stock, the Company's Bylaws, the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), the investment management agreement (for Non-Major Purchasers) and the Stockholders Agreement (Section 5(c) for Major Purchasers).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $300,000 Combined Escrow Target between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,000,000 from investors through Regulation Crowdfunding before the deadline of February 9, 2018.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings"). The Company is offering the Series Seed Preferred Stock to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment as more fully described in the Investment Agreement, including:

- greater information and inspection rights;
- if there is a next equity financing after the Combined Offering, they will receive the more favorable rights, if any, of investors in the next financing;
- for so long as the Major Purchaser owns at least $50,000 in shares of Series Seed Preferred Stock, a right a first refusal for the transfer of Common Stock by a key holder (as set forth in Section 5(c) of the Company's Stockholders Agreement, dated as of January 31, 2015, as amended from time to time (the "Stockholders Agreement")); and
- participation rights granting them the right of first refusal to purchase their pro rata share of new issuances of shares of common or preferred stock, subject to customary exceptions.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Series Seed Preferred Stock

Rights and Preferences
Additional rights and obligations set forth in the Company's Stockholders Agreement

Series Seed Preferred Stock

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of Common Stock, as may be authorized from time to time by the board of directors and declared by the Company out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Holders of shares of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders on an as-converted basis and as a single class with the holders of Common Stock. So long as at least 25% of the initially issued number of shares of Series Seed Preferred Stock is outstanding, specific matters submitted to a vote of the stockholders will require the approval of the holders of a majority of the outstanding shares of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the Company's Charter or Bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of stock of the Company;
- authorize or create (by reclassification or otherwise) any new class or series of stock having rights, powers, or privileges set forth in the Charter, as then in effect, that are senior to or on a parity with the Series Seed Preferred Stock;
- redeem or repurchase any shares of Common Stock or Series Seed Preferred Stock (other than pursuant to (a) employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement or (b) the Stockholders Agreement);
- declare or pay any dividend or otherwise make a distribution to holders of Series Seed Preferred Stock or Common Stock;
- increase or decrease the number of directors; or
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

In addition, so long as at least 25% of the initially issued number of shares of Series Seed Preferred Stock is outstanding, the Series Seed Preferred holders may designate one person to serve on the Company's Board of Directors.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of Series Seed Preferred Stock been converted to shares of Common Stock. Holders of Series Seed Preferred Stock receive these distributions before any distribution to holders of Common Stock.

Conversion Rights
The Series Seed Preferred Stock are convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. The Series Seed Preferred Stock will automatically convert into shares of Common Stock at the applicable ratio upon a firm-commitment underwritten public offering of shares of Common Stock or upon the consent of the holders of a majority of the outstanding shares of Series Seed Preferred Stock.

Rights under the Series Seed Preferred Stock Investment Agreement
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next equity financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). In addition, for so long as a Major Purchaser owns at least $50,000 in shares of Series Seed Preferred Stock, such Major

Purchaser will be entitled to exercise a right of first refusal for a pro-rata number of shares of Common Stock being transferred by stockholders as set forth in Section 5(c) of the Stockholders Agreement. Major Purchasers are entitled to participation rights granting them the right of first refusal to purchase their pro rata share of new shares of Common Stock and preferred stock of the Company.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's Common Stock then outstanding, and (ii) the holders of a majority of the Common Stock that is then issued or issuable upon conversion of the Series Seed Preferred Stock vote in favor of a deemed liquidation event (e.g., merger or sale of the company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your shares of Series Seed Preferred Stock into shares of Common Stock without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the outstanding shares of Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder
As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of Common Stock who control or have the power to influence the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, Company transactions with related parties or day-to-day management of the Company's business and affairs. Even if your securities convert to Common Stock, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Even once the Series Seed Preferred Stock convert into Common Stock, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier Offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
In June 2014, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
In June 2015, the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new

investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Series Seed Preferred Stock.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your shares of Series Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification

approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The Company becomes a fully-reporting registrant with the SEC
2. The Company has filed at least one annual report, but has no more than 300 shareholders of record
3. The Company has filed at least three annual reports, and has no more than $10 million in assets
4. The Company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the 1933 Act
6. The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its Securities on an exchange, is acquired, or goes bankrupt.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Graham Dodge
(Signature)

Graham Dodge
(Name)

Co-Founder and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Graham Dodge
(Signature)

Graham Dodge
(Name)

Co-Founder and CEO
(Title)

December 5, 2017
(Date)

/s/James Sajor
(Signature)

James Sajor
(Name)

Co-Founder and COO
(Title)

December 5, 2017
(Date)

/s/Michael Belt
(Signature)

Michael Belt
(Name)

Co-Founder and CTO
(Title)

December 5, 2017
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

SICKWEATHER, INC.

FINANCIAL STATEMENTS

APRIL 30, 2017 AND 2016

CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management of Sickweather, Inc.

We have reviewed the accompanying financial statements of Sickweather, Inc. (the "Company"), which comprise the balance sheets as of April 30, 2017 and 2016, and the related statements of operations and changes in stockholders' deficit and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether I am we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has recurring operating losses and significant liabilities. These conditions raise substantial doubt about the Company's ability to continue as a going concern without raising sufficient additional financing. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that would be necessary to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

BPM LLP

San Francisco, CA

November 20, 2017

SICKWEATHER, INC.
BALANCE SHEETS
APRIL 30, 2017 AND 2016

ASSETS

	2017	2016
Cash	$ 81,947	$ 15,460
Accounts receivable	2,500	56,500
Prepaid expenses	7,075	-
Fixed assets, net	3,517	2,222
TOTAL ASSETS	$ 95,039	$ 74,182

LIABILITIES AND STOCKHOLDERS' DEFICIT

	2017	2016
LIABILITIES		
Accounts payable	$ 50,922	$ 39,696
Accrued expenses	89,017	57,531
Deferred revenue	12,500	96,333
Debt	142,737	150,000
Convertible debt	1,019,623	694,623
Loan payable, net of debt issuance costs	125,000	-
TOTAL LIABILITIES	1,439,799	1,038,183
STOCKHOLDERS' DEFICIT		
Preferred stock, 1,000,000 shares authorized. None issued or outstanding in 2017 and 2016.	-	-
Common stock, 4,000,000 shares (par value of $0.01 per share) authorized. 376,287 and 369,664 shares issued and outstanding in 2017 and 2016, respectively.	3,762	3,696
Additional paid-in capital	19,777	19,777
Accumulated deficit	(1,368,299)	(987,474)
TOTAL STOCKHOLDERS' DEFICIT	(1,344,760)	(964,001)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 95,039	$ 74,182

SICKWEATHER, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED APRIL 30, 2017 AND 2016

	2017	2016
REVENUE	$ 394,209	$ 122,753
OPERATING EXPENSES		
Salaries and wages	263,650	294,644
Advertising and promotion	15,310	14,903
Depreciation	2,407	3,333
Insurance	4,422	-
Meals and entertainment	4,720	7,101
Office expenses	3,273	7,402
Professional fees	69,530	88,251
Rent expense	13,056	4,200
Subcontract	300,797	186,642
Taxes	21,124	24,235
Travel expenses	12,473	6,063
TOTAL OPERATING EXPENSES	710,762	636,774
LOSS FROM OPERATIONS	(316,553)	(514,021)
Interest expense	64,272	34,424
NET LOSS	$ (380,825)	$ (548,445)

SICKWEATHER, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED APRIL 30, 2017 AND 2016

	Common stock	Shares	Additional paid-in capital	Accumulated deficit	Total
BALANCE - April 30, 2015	$ 3,683	368,328	$ 19,777	$ (439,029)	$ (415,569)
Stock vesting during the year	13	1,336	-	-	13
Net loss	-	-	-	(548,445)	(548,445)
BALANCE - April 30, 2016	3,696	369,664	19,777	(987,474)	(964,001)
Stock vesting during the year	66	6,623	-	-	66
Net loss	-	-	-	(380,825)	(380,825)
BALANCE - April 30, 2017	$ 3,762	376,287	$ 19,777	$ (1,368,299)	$ (1,344,760)

SICKWEATHER, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30, 2017 AND 2016

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (380,825)	$ (548,445)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	2,407	3,333
Stock compensation	66	13
Amortization of debt issuance costs	12,500	-
Changes in operating assets and liabilities:		
Accounts receivable	54,000	(3,774)
Employee advances	-	21,667
Prepaid expenses	(7,075)	-
Accounts payable	11,226	8,954
Accrued expenses	31,486	41,312
Deferred revenue	(83,833)	96,333
Net Cash Used in Operating Activities	(360,048)	(380,607)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of fixed assets	(3,702)	-
Net Cash Provided by (Used in) Investing Activities	(3,702)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from convertible debt	325,000	325,000
Principal payments on debt	(7,263)	-
Proceeds from loan payable	112,500	-
Net Cash Provided by Financing Activities	430,237	325,000
NET INCREASE (DECREASE) IN CASH	66,487	(55,607)
CASH AT THE BEGINNING OF THE YEAR	15,460	71,067
CASH AT THE END OF THE YEAR	$ 81,947	$ 15,460

Supplemental Disclosures of Cash Flow Information:

	2017	2016
Interest paid	$ 10,437	$ 3,254

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

Sickweather, Inc. (the "Company") was incorporated in 2015 (after starting as a limited liability company in 2011) and provides business and technology solutions through custom application and software development, specializing in scanning social networks for indicators of illness, and publishing data allowing users to check for the chance of sickness in their area.

Liquidity

The financial statements of the Company have been prepared using GAAP applicable to a going concern which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

In operation for several years, the Company is still working diligently to more widely market its unique technologies. In its development stage the Company has experienced losses and negative cash flows from operations since inception.

The Company's operations have been funded primarily by debt and convertible debt. Future funding to finance its business strategy, operations and growth is expected to be provided by additional convertible debt crowd-funding sources and other accredited investors.

Additionally, the Company shows evidence of its ability to secure more business and grow revenue in calendar 2017 compared to calendar year 2016, and expects to continue that growth by honing it's strategy in the following ways: 1) focus outbound sales on current product-market fit with programmatic advertising platforms to increase monthly recurring revenue; 2) develop inside sales processes with current large clientele; and 3) improve their consumer facing app which has historically driven inbound sales at the top of their sales funnel through earned media attention.

Although management has a reasonable expectation that the Company has adequate resources to continue in operational existence, there is substantial doubt about the ability of the company to continue as a going concern within twelve months after the date of the financial statement issuance.

Basis of accounting

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). There was no comprehensive income in 2017 or 2016.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from the estimates that were used.

Cash and cash equivalents

The Company places its cash and cash equivalents with major financial institutions, which management assesses to be of high credit quality, in order to limit the exposure of each investment. Cash and cash equivalents may exceed Federal Deposit Insurance Corporation limits of $250,000.

Accounts receivable

Accounts receivable are recorded at the invoiced amount and are noninterest bearing. The Company maintains an allowance for doubtful accounts for estimated losses resulting from customers failing to make required payments. This valuation allowance is reviewed on a periodic basis to determine whether a provision or reversal is required. The review is based on factors, including the application of historical collection rates to current receivables and economic conditions. The Company will record an increase or reduction of its allowance for doubtful accounts if collection rates or economic conditions are more or less favorable than it anticipated.

Revenue recognition

The Company derives its revenues primarily from subscription services and professional services. Revenues are recognized when earned as described below.

Subscription services revenue

Subscription services revenues primarily consist of fees that provide customers access to one or more of the Company's cloud applications for analytics, with routine customer support. Revenue is generally recognized over time on a ratable basis over the contract term beginning on the date that the service is made available to the customer.

Revenue sharing arrangements

The Company also has agreements under which revenue is received based upon a percentage of the Company's customers' net revenue (as defined in the agreements) derived from the usage of the Company’s software applications by third parties. Revenue under these sharing agreements is recognized in an amount equal to the contractual sharing percentage of the net revenue earned by the Company’s customers.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fixed assets and depreciation

Fixed assets are recorded at cost. Expenditures for repairs and maintenance are charged to expense as incurred. The cost of fixed assets, which is primarily computer equipment, is depreciated using the straight-line method over their estimated useful lives (3 to 5 years).

Debt issuance costs

In accordance with Accounting Standards Update 2015-03, which amends the Interest – Imputation of Interest Topic of the FASB Accounting Standards Codification, the Company presents debt issuance costs as a reduction of the reportable long-term debt balance on the balance sheets. These costs will be amortized to interest expense over the life of the related debt instruments using the effective interest method. However, for debt with no scheduled payments, straight-line amortization will be used.

Advertising

Advertising costs are expensed as incurred and amounted to $15,310 and $14,903 for the years ended April 30, 2017 and 2016, respectively.

Income taxes

The Company records income taxes using the asset and liability method which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, generally all expected future events other than enactments or changes in the tax law or rates are considered. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company assesses a more likely than not threshold for uncertainty in income tax positions for purposes of financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The Company records a liability for the difference between the benefit recognized and measured and the tax position taken or expected to be taken on its tax return. To the extent that the Company's assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. The Company adopted a policy to recognize the interest and penalties related to unrecognized tax benefits in income tax expense.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-based compensation

The Company accounts for stock-based awards granted to employees and nonemployees based on the fair value of the award measured at the grant date. Awards granted to nonemployees are subject to periodic adjustments as the underlying equity investments vest. Accordingly, stock-based compensation is recognized in the statement of operations as an operating expense over the requisite service period.

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued a new standard on revenue recognition from contracts with customers. The new standard requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount reflecting the consideration to which the entity expects to be entitled to in exchange for those goods or services. The FASB has recently issued several amendments to the new standard, including clarification on identifying performance obligations, principal-versus-agent implementation guidance, collectability assessment, sales taxes and other similar taxes collected from customers, noncash consideration, contract modification and completed contracts at transition. These amendments are intended to address implementation issues raised by stakeholders and provide additional practical expedients to reduce the cost and complexity of applying the new standard.

The new standard permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (modified retrospective method). The Company will adopt the new standard effective May 1, 2019.

The Company has completed the initial assessment of the new standard and does not currently anticipate any changes to have a material impact. It plans to adopt the standard under the modified retrospective approach and will recognize the cumulative effect of initially applying the standard, if any, as an adjustment to the opening balance of retained earnings (accumulated deficit) at the date of initial application.

NOTE 2: FIXED ASSETS

The following is a summary of fixed assets at April 30, 2017 and 2016:

	2017	2016
Computer equipment	$ 13,702	$ 10,000
Less: accumulated depreciation	(10,185)	(7,778)
TOTAL FIXED ASSETS - NET	$ 3,517	$ 2,222

NOTE 2: FIXED ASSETS (Continued)

Depreciation expense for the years ended April 30, 2017 and 2016, amounted to $2,407 and $3,333, respectively.

NOTE 3: DEBT

The Company has a note payable with Howard County Economic Development Authority. The note bears interest at 7.00% and is payable in monthly installments. Payments commenced as interest only payments for the first nine months and escalate throughout the note term concluding with with a balloon payment for the outstanding balance due in March 2019. The note is secured by the Company's assets. The outstanding balance of the note payable as of April 30, 2017 and 2016 was $142,737 and $150,000, respectively.

As of April 30, 2017, debt matures as follows:

2018	$ 41,888
2019	100,849
Total	$ 142,737

NOTE 4: CONVERTIBLE DEBT

Beginning in February 2014, the Company began periodically selling and issuing Convertible Notes (the "Notes") to buyers. The Notes are unsecured obligations.

Notes other than TEDCO note

The Notes accrue interest at rates varying from 3.5% to 6.0%; accrued interest is included in accrued expenses on the balance sheets. All repayments of interest and principal shall be applied first to accrued interest, and thereafter to principal. In the event that the Company issues and sells capital stock to investors (the “Investors”) on or before the date of the repayment in full in an arms-length equity financing resulting in gross proceeds to the Company of minimum amounts varying from $250,000 to $500,000 (excluding the conversion of the Notes and any other debt of the Company) (a “Qualified Financing”), then the outstanding principal balance shall automatically convert in whole without any further action by the Holder into such capital stock at a conversion price equal to the lesser of (i) 80% of the price per share paid by the Investors or (ii) the price equal to the quotient of varying amounts from $3,000,000 to $6,000,000 divided by the aggregate number of outstanding common shares as of immediately prior to the initial closing of the Qualified Financing determined on a fully diluted basis. Any unpaid accrued interest shall be converted into capital stock on the same terms as the principal of the Notes.

NOTE 4: CONVERTIBLE DEBT (Continued)

In the event that a Qualified Financing is not consummated prior to each notes' maturity date, then, at the written election of the holder made at least five days prior to the maturity date, effective upon the maturity date, the outstanding principal balance and any unpaid accrued interest under the Note shall be converted into common stock at a conversion price equal to the quotient of varying amounts from $3,000,000 to $6,000,000 divided by the aggregate number of outstanding common shares as of the maturity date. The same conversion will take place in the event of any third party acquisition, whether by merger, consolidation, full acquisition, or any other similar transaction, with the divisor of the quotient being the number of outstanding common shares immediately prior to the acquisition.

The Notes have initial maturity dates ranging between September 2015 and February 2018. Once past the initial maturity date, the proceeds may be payable upon demand. Included in the 2018 maturities in the table below is $594,623 of convertible debt that matured prior to April 30, 2017.

TEDCO note

The $100,000 Note issued to the Maryland Technology Development Corporation (TEDCO) bears interest at a rate of 8% and matures in August 2020.

In the event that, before the maturity date, the Company (i) receives equity financing in an aggregate amount of $500,000 or more from one or more investors or (ii) is acquired by another entity, including any transfer of more than 50% of the voting power of the Company, reorganization, merger, or consolidation or (iii) sells or transfers substantially all of its assets, then the principal amount of the Note and all accrued interest may, upon TEDCO's request (i) be converted into equity immediately prior to closing of any of the aforementioned events at the same price and on the same terms and conditions as any equity issued to the aforementioned investor(s) or (ii) be paid in full by the Company to TEDCO.

Interest accrued on the Notes (including the TEDCO note) was $87,617 and $46,282 as of April 30, 2017 and 2016.

As of April 30, 2017, convertible debt matures as follows:

2018	$ 919,623
2019	-
2020	-
2021	100,000
Total	$ 1,019,623

NOTE 5: LOAN PAYABLE

The Company issued a KISS ("Keep It Simple Security") security in the amount of $150,000 on November 1, 2016 with no set repayment terms or interest rate from an unrelated entity. The KISS security is an unsecured loan whose purpose is to provide working capital to the Company. The loan will automatically be converted into preferred stock upon the receipt by the Company of $1,000,000 of gross proceeds from the sale of preferred stock to investors. In addition, there are provisions in the loan agreement that permit optional conversion to preferred stock at the lender's discretion (i) on or after the date that is 18 months from the date of loan issuance or (ii) upon a third party acquisition of the Company due to sale, merger, consolidation, or similar transaction. The conversion price is based on formulas as defined in the loan agreement. Associated with this loan is $37,500 in debt issuance costs, of which $25,000 are unamortized at April 30, 2017. Additionally, the loan includes a provision that if dividends are declared or paid to stockholders, the lender is entitled to an equivalent amount as if the shares had converted prior to the declaration of dividends.

Amortization of the debt issuance costs, which was $12,500 for the year ended April 30, 2017, is reported as interest expense in the 2017 statement of operations.

NOTE 6: INCOME TAXES

The net deferred tax asset consisted of the following components as of April 30, 2017 and 2016:

	2017	2016
Net operating loss carryforward	$ 178,000	$ 96,000
Other	31,500	30,200
Valuation allowance	(209,500)	(126,200)
Net Deferred Tax Asset	$ -	$ -

The Company has a net operating loss carryforward totaling approximately $809,000 that may be offset against future taxable income. If not used, the carryforwards will expire from 2035 through 2036. The change in the valuation allowance during 2017 was $83,300.

The Company has established a valuation allowance to reduce the net deferred tax asset to an estimated amount that may be realizable in the future. Realization of any deferred tax asset is dependent upon the Company generating sufficient future taxable income. Since the Company is still in its development stage and has not yet generated significant revenue, management believes it is appropriate to provide a valuation allowance that reduces its net deferred tax asset to zero.

As a result of the establishment of the valuation allowance, no income tax benefit is reflected in the accompanying statements of operations.

NOTE 7: COMMON STOCK

At April 30, 2017 and 2016, 4,000,000 shares of common stock (par value of $0.01 per share) were authorized and 376,287 and 369,664 of such shares, respectively, were issued and outstanding.

The Company has issued restricted stock to certain employees and nonemployees for services rendered. At April 30, 2017 and 2016, there were 8,074 and 12,785 shares, respectively, of shares granted that had yet to vest. Vesting varies by individual and grant; shares vest through 2019.

NOTE 8: PREFERRED STOCK

In January 2015, the Company authorized 1,000,000 shares of preferred stock (par value of $0.01 per share). No shares were issued and outstanding.

NOTE 9: COMMITMENTS AND CONTINGENCIES

Operating leases

The Company leases various office locations under operating leases that are month-to-month arrangements, totaling $689 per month.

Rent expense for the years ended April 30, 2017 and 2016 was $13,056 and $4,200, respectively.

NOTE 10: SIGNIFICANT CONCENTRATIONS

The Company received approximately 72% and 89% of its revenue from two customers for the years ended April 30, 2017 and 2016, respectively. The Company was owed approximately 88% of its accounts receivable balance from one customer as of April 30, 2016.

NOTE 11: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 20, 2017, which is the date the financial statements were available to be issued.

Subsequent to April 30, 2017, the Company issued convertible debt from three separate investors, totaling $225,000 of additional funding.

EXHIBIT C

PDF of SI Website

EDIT PROFILE



sick

Health Tech | Other | Consumer | Baltimore

Website: http://www.sickweather.com

Share:

Sickweather

Predictive, hyperlocal illness data platform and real-time map of human health. Edit Profile

$500	$3,750,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Sickweather is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Sickweather without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Big Data Market In The Healthcare & Pharmaceutical Industry

$4 Billion

Market CAGR In The Next 3 Years

15%

- Replaced the CDC as the flu map data provider for the Weather Company.
- Backed by Brad Feld, 500 Startups, Techstars, and Sprint.
- 261k consumer app downloads as of 10/17
- Enterprise API requests 110M per day as of 8/17
- $562,172 of trailing 12 month revenue as of 11/2017

- Round Size: US $1,000,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $3,750,000
- Target Minimum Raise Amount: US $300,000
- Offering Type: Side by Side Offering

"This app is sick. Or wait, it helps you avoid being sick. That's even cooler." -ABC News

Sickweather is a predictive, hyperlocal illness forecasting platform serving nearly 5 billion API requests per month -- and has replaced the CDC as the flu map data provider to the Weather Channel.

Sickweather knows where sick people are, and where they will be, with real time and predictive insights at the point of incidence. Our illness forecasts and infectious disease models provide insights at zip code and street level with predictions up to 15 weeks in advance -- not only for caregivers to know when and where illness outbreaks occur, but also consumer healthcare brands, pharma and retailers to better manage their supply chain.

Pitch Deck



sickweather®
The world's predictive & hyperlocal illness data platform
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Product & Service

Sickweather has developed a patent-pending process for tracking and forecasting the spread of illness by analyzing the earliest signals available through social media and crowdsourcing. Those data are validated against clinical sources for accuracy and then modeled using advanced machine learning techniques to predict outbreaks up to 15 weeks in advance.

Our free consumer app is like 'Waze for sickness' and our self serve, enterprise API console allows health IT, public health and ad-tech developers to easily integrate Sickweather's insights into their own data ecosystem, trading desks and CRMs, while our analytics dashboard known as Sickweather Pro provides detailed analytics, data export tools, and interactive forecasts in an easy to use format.

Consumers use the app for pre-diagnosis, prevention and piece of mind to proactively manage the impact of sickness on their households, work schedules and vacation plans. Meanwhile, businesses use Sickweather's enterprise tools to more effectively and efficiently market their products and services when and where people are actually getting sick, as well as to predict risk on supply chain and sales.

Gallery



EDIT PROFILE



sickweather
72
HIGH RISK
SickScore®
BALTIMORE
(TAP FOR MORE INFO)
TRENDING
Flu
23 reports
43%
Allergies
19 reports
0%
Stomach Virus
9 reports
16%
Sickweather
75
Cupertino
MEDIUM RISK

SickScore®. **Used in both our consumer and enterprise platforms, this is our proprietary, threat level index for measuring the risk of illness -- like a Geiger counter for sickness.**

Media Mentions

TechCrunch | Mashable | mobihealthnews | dsn DRUG STORE NEWS | PR Newswire | Technically Philly | TIME WARNER CABLE NEWS | SF WEEKLY | Business Journal | YAHOO! FINANCE

Team Story

As longtime friends, Sickweather's co-founders came together over a mutual interest to understand the spread of illness and its impact on their loved ones. Graham and Michael were both new parents with young kids under a constant barrage of viruses and germs, meanwhile James had been taking care of his mother with a compromised immune system from chemotherapy treatments for Stage 4 breast cancer. When Graham shared his idea for a "Doppler radar for sickness" with each of them, they were immediately inspired to pool their resources together to build Sickweather.

Sickweather's team has extensive experience working for large health organizations including, CDC, WHO, NIH and Johns Hopkins. They are also seasoned entrepreneurs and alumni of Techstars, 500 Startups and Plug N Play.

Founders and Officers



Graham Dodge
CEO

Graham is a leader in digital disease surveillance who has served on boards and technical workgroups for the Centers for Disease Control and Prevention (CDC), National VOAD (Voluntary Organizations Active in Disaster), and the Kennedy Krieger Institute, as well as providing mentorship to students at Johns Hopkins University's MedHacks program. He has been named a "Social Innovation Rockstar" by Yoxi/BOLD, and featured among Broadband for America's "Faces of Innovation", among other honors. He is a frequent guest/speaker for domestic and international conferences and news programs.



Michael Belt
CTO

Michael is a software developer with over 15 years of experience. He has worked on a number of high-profile public projects such as back-end development for Educate.com, Nature.com, and LoanOfficer.com, sites for National Institute of Health and Johns Hopkins University, and intranets for Honda, Acura, BMW, Audi, Mini, as well as boutique sites for several privately owned businesses. Michael has been a featured speaker at several technology events, including Ernst & Young's 2012 Life Sciences Summit.



James Sajor
COO

James has held positions in team leadership, marketing, public relations, management, and performance. Prior to Sickweather, he was COO of ESX Motorsports, which he helped grow from a garage-based business to a multi-million dollar company with national distribution. He was responsible for the daily operations, securing sponsorships for racecars, fund allocations, as well as building 'The World's Quickest and Fastest Subarus' for Subaru of America. He applies those same lessons of speed, efficiency and scale to Sickweather.

Notable Advisors & Investors



Frank Bonsal

Investor, Co-Founder at New Enterprise Associates (NEA)



John Fein

Investor, Former Managing Director of Techstars in KC; Founder of Firebrand Ventures



Paul Palmieri

Investor, Former Chairman and CEO of Millennial Media (NYSE:MM); Founder of Grit.vc

  



Brad Feld

Investor, Co-founder of Foundry Group & Techstars.



Zephrin Lasker

Advisor, Founding CEO at Pontiflex and ShopChat, former VP at Constant Contact



Laurel Edelman

Advisor, Sales director at ClinicalRM, and former sales director at IMS Health (NYSE:Q)

Q&A with the Founder

Q: How do you plan to scale following the raise?

Sickweather: We will increase our outbound sales team, inbound marketing efforts, and invest in data acquisition to increase our product offering and improve various models to meet latent demand from our customers. Data acquisition includes point-of-sale data, environmental data, clinical data, rapid immunoassay data, and historical data from various sources.

Q: What do you think are your potential exit opportunities?

Sickweather: Acquisition is the most likely exit scenario given inbound interest from various strategic acquirers across several verticals, including traditional media, social media, population health, and life sciences.

Q: What drove the big revenue jumps in July and Sept of last year?

Sickweather: Those jumps were due to annually recurring licenses from two of our largest customers, responsible for $265k in annual business combined.

Q: What is your current churn rate for contracts?

Sickweather: Historical churn rate is 50%, but that's because of our original focus on in-app advertising revenue which proved to be more volatile. This year will get much better sense of churn rate as our enterprise licenses start renewing, which so far is showing 0% churn. We expect this churn rate to average out to 12%.

Q: Could you explain why the data licensing revenues dropped to zero between Feb'17 –Apr'17 (Historical Finances)?

Sickweather: It's due to the seasonal nature of demand for the services. Some customers only require data for a quarter for their forecasts. Hence there is a jump in revenues between June-August.

Q: Why is there lumpiness in month over month salaries (Historical finances)?

Sickweather: Co-founders salaries have been historically inconsistent and caused this 'lumpiness' due to deferred payments when funds were unavailable to pay them. Once funds were made available, then they were paid. This has happened less frequently this past year than previous years as revenue has become more predictable and sustained.

Q: Could you explain the change in server hosting cost from $24,845 (Feb) to $500 for the next few months in the P&L17 projections?

Sickweather: Basically due to our hosting credits expiring from various accelerator programs. This will level out at $19k-25k level for the foreseeable future. Our CTO also has pricing options with our current hosting provider to pre-purchase instances at significantly reduced rate, saving $200k over next 3 years.

Q: What are the usual terms of the data licensing contracts? Is it possible to get a copy of a past contract?

Sickweather: Generally 1 year annual licenses with limitations based on use case, illnesses, and geography.

Q: You're working on plans to expand into other geographies and diseases, could you specify which ones, and the progress with the same?

Sickweather: We are expanding our surveillance into countries with the following languages: Spanish, French, German, Portuguese, and Hindi. Each country with these language will be localized. We also intend to expand illnesses based on vectors such as mosquitoes, ticks, lice, etc. We will also conduct research and development into certain cancers as well as chronic conditions related to chronic pain and mobility issues.

Q: Do you have any plans to enter the retail medical IoT device sector?

Sickweather: We will make no hardware investments ourselves, however we will be adding support for certain Bluetooth enabled, FDA approved, medical IoT devices to pair with our consumer apps.

Q: Any plans to partner with healthcare institutions or pharma organizations to obtain access to their data for better models?

Sickweather: Yes, we have a partnership forming with a large manufacturer of internet enabled rapid immunoassay devices that test for several illnesses including flu, strep, RSV, and lyme disease. We will also be announcing partnerships with a telehealth company and a non-profit flu advocacy organization.

Q: Do you have any Intellectual property?

Sickweather: We have had a patent pending since 2011 for the process of using social media for disease surveillance. Our IP attorneys are confident this patent will be awarded this year based on recent office actions being overcome. We are also research new patents related to advances in our disease modeling and tracking capabilities.

Q: Please detail your cash position.

Sickweather: Cash position is 3-6 months of runway at any given time, slowly expanding as we reach cash flow positive in the next 6 months.

Q: Please detail any weakness in revenue.

Sickweather: The biggest contracts renew annually and seasonally, which makes other months look weak by comparison. As we bring on more clients for both cold/flu season and allergy season, this should smooth out.

Q: Why the drop in Q2 revenue?

Sickweather: The temporary drop in Q2 revenue is due to the change in our sales focus from in-app advertising pilots to data licensing. Q2 was historically when we realized revenue from in-app ad campaigns at the end of the flu season on Net 30-60 terms.

Show fewer answers from the founder

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $1,000,000	US $1,000,000
Minimum investment	$20,000	US $500
Target minimum	US $300,000	US $300,000
Share Price	$4.58141	$4.58141
Is participating?	No	No
Liquidation Preference	1x	1x
Pre-Money Valuation	$3,750,000	$3,750,000
Security Type	Preferred Equity	Preferred Equity
Closing Terms	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by the last day of the campaign, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.	The Company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $300,000 under the Combined Offerings (the "Closing Amount") by the last day of the campaign, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.
Investment Management Agreement	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with Sickweather's offering materials for additional details.	All non-Major Purchasers will be subject to an Investment Management Agreement ("IMA"). The IMA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IMA included with Sickweather's offering materials for additional details.

Use of Proceeds

If Minimum Amount Is Raised


Sales Development
Data Science
Operational

If Maximum Amount Is Raised


Sales Development
Data Science
Operational
Marketing

Investor Perks

- For all investors with investments $500 and up, we will send you an official Sickweather 50/50 blend T-shirt available in S, M, L, XL and 2XL.

- For investors with investments $5,000 and up, you will also receive 3 complimentary VIP tickets to Sickweather's first annual developer conference, tentatively scheduled for Fall 2018 in Kansas City, MO and meet with Sickweather's management team.

- For investors with investments greater than $25,000, we will offer all of the above, plus an all expense paid trip to Kansas City, MO to attend Sickweather's next annual board retreat in June 2018 and have dinner with the founders and board members.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Sickweather's prior rounds by year.


$6500000
$6000000
$5500000
$5000000
$4500000
$4000000
$3500000
Bridge (Convertible)
Seed (Convertible)
Current Seed (Preferred)

This chart does not represent guarantees of future valuation growth and/or declines.

Seed

Round Size	US $550,000
Close Date	Sep 25, 2017
Security Type	Convertible Note
Valuation Cap	US $6,000,000

Bridge

Round Size	US $350,000
Close Date	Sep 11, 2014
Security Type	Convertible Note
Valuation Cap	US $4,000,000

Seed

Round Size	US $250,000
Close Date	Jan 1, 2016
Security Type	Convertible Note
Valuation Cap	US $6,000,000

Financial Discussion

Operations

The Company was converted into a Maryland corporation in 2015 (after starting as a Delaware limited liability company in 2011) and provides business and technology solutions through custom application and software development, specializing in scanning social networks for indicators of illness, and publishing data allowing users to check for the chance of sickness in their geographic area.

In operation for several years, the Company is still working diligently to more widely market its technologies. In its development stage the Company has experienced losses and negative cash flows from operations since inception.

The Company's operations have been funded primarily by debt and convertible debt. Future funding to finance its business strategy, operations, and growth is expected to be provided by additional convertible debt (of which $225,000 has occurred since April 30, 2017), funding raised in this Combined Offering, and other accredited investors.

Additionally, the Company plans to reduce operating expenses by minimizing the use of external contractors and is working to secure more recurring revenue sources. The Company plans to grow by: 1) focusing outbound sales on current product-market fit with programmatic advertising platforms to increase monthly recurring revenue; 2) developing inside sales processes with current large clientele; and 3) improving their consumer facing app which has historically driven inbound sales at the top of their sales funnel through earned media attention.

Liquidity and Capital Resources

The financial statements of the Company have been prepared using GAAP applicable to a going concern which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

In operation for several years, the Company is still working diligently to more widely market its unique technologies. In its development stage the Company has experienced losses and negative cash flows from operations since inception.

The Company's operations have been funded primarily by debt and convertible debt. Future funding to finance its business strategy, operations and growth is expected to be provided by the Combined Offering. The proceeds from the Combined Offerings are essential to the Company's operations. The Company plans to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Company does not have any additional sources of capital other than the proceeds from the Combined Offerings.

Additionally, the Company shows evidence of its ability to secure more business and grow revenue in the calendar year 2017 compared to 2016, and expects to continue that growth by honing its strategy in the following ways:

Focus outbound sales on current product-market fit with programmatic advertising platforms to increase monthly recurring revenue;

Develop inside sales processes with current large clientele; and

Improve the Company's consumer facing app which has historically driven inbound sales at the top of their sales funnel through earned media attention.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Market Landscape


$7,000,000,000
$6,000,000,000
$5,000,000,000
$4,000,000,000
$3,000,000,000
$2,000,000,000
$1,000,000,000
$0
2017
2018
2019
2020

The chart above shows the current size and forecasted growth of Sickweather's total addressable market.

Consumer healthcare companies spend nearly $10B per year in advertising.... the U.S. health data analytics market is worth $12B/year according to RNR Research... and the use of big data in the healthcare and pharmaceutical industry is estimated to be worth $4B according to SNS Research.

Sickweather's two nearest competitors generate an estimated $200M - $450M per year in consumer healthcare data and advertising sales. Our internal research shows that we can generate $30M-50M/year from latent, unmet demand with a potential of $80M in 5 years.

The following are key findings from "Big Data in the Healthcare & Pharmaceutical Industry: 2017 - 2030 - Opportunities, Challenges, Strategies & Forecasts" by SNS Research:

- In 2017, Big Data vendors will pocket nearly $4 Billion from hardware, software and professional services revenues in the healthcare and pharmaceutical industry. These investments are further expected to grow at a CAGR of more than 15% over the next three years, eventually accounting for over $5.8 Billion by the end of 2020.

- Through the use of Big Data technologies, hospitals and other healthcare facilities have been able to achieve cost reductions of more than 10%, improvements in outcomes by as much as 20% for certain conditions, growth in revenue by 30%, and increase in patient access to services by more than 35%.

- Big Data technologies are playing a pivotal role in accelerating the transition towards accountable and value-based care models, by enabling the continuous collection, consolidation and analysis of clinical and operational data from healthcare facilities and other available data sources.

Risks and Disclosures

Risks Related to the Company's Business and Industry

The Company's business currently depends on seasonality. The Company's flu business is seasonal, with some customers now coming on board only for a few months rather than the whole year. The Company is working on diversifying into forecasting common cold, allergies, headaches, and other non-seasonal ailments.

The Company's cash position is relatively weak. The Company currently has only $30,000 in cash balances, plus $175,000 of hard committed funding.

The Company is subject to a high churn rate. The churn rate for enterprise customers has historically been high at 50% for pilot programs. The Company forecasts expect churn rate to fall to 12%, with clients like The Weather Channel and Clorox renewing every year, but there is no guarantee that will be the case.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive recruitment space. Additionally, the product may be in a market where customers will not have brand loyalty.

We may not be successful in obtaining issued patents. Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. We have a patent pending for a social networking aggregator to track illnesses. There is no guarantee that this patent will be issued. We were notified in February 2017 by the U.S. Patent and Trademark Office that the claims of the application were rejected, and have since filed a request for consideration. We have also filed a provisional patent application. Filing a provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. We are not currently protected from our competitors. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs. To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company has an outstanding loan that is secured by the personal property of two of the Company's directors. The Company has an outstanding loan of $150,000 from the Howard County Economic Development Authority ("HCEDA"). The loan is secured by the personal property of two of the Company's directors, Graham Dodge and James Sajor.

Some of the existing holders of securities in the Company have preemptive and other anti-dilution rights that may limit the ownership percentages of investors in this Combined Offering. The Company has previously issued securities under agreements that give their holders the ability to exercise preemptive and other anti-dilution rights (outlined below under "Capitalization and Ownership - Capitalization"). The exercise of such rights may limit the ownership stake of investors investing through this Combined Offering.

We are subject to rapid technological change and dependence on new product development. Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services. We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We plan to implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The reviewing CPA has included a "going concern" note in the reviewed financials. As noted by the independent accountant, the Company has recurring operating losses and significant liabilities, as of April 30, 2017. The independent accountant noted that these conditions raise substantial doubt about the Company's ability to continue as a going concern without raising sufficient additional financing. The independent accountant further noted that the financial statements do not include any adjustments that would be necessary to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

The Company's revenue sources from the previous two fiscal years were significantly concentrated. The Company received approximately 72% and 89% of its revenue from two customers for the years ended April 30, 2017 and 2016, respectively. The Company was owed approximately 88% of its accounts receivable balance from one customer as of April 30, 2016.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Graham Dodge, James Sajor, and Michael Belt. The Company has not entered into employment agreements with these people and there can be no assurance that they will continue to be involved in the Company's operations for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We are subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more beneficially own up to 71.7% of the Company. Subject to any applicable duties owed to our other owners or investors under Maryland law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent Offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investment management agreement, which limits your voting rights. All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your shares of Series Seed Preferred Stock into shares of common stock of the Company ("Common Stock") without your consent. Non-Major Purchasers will be bound by this agreement, unless the Non-Major Purchasers holding a majority of the then-outstanding shares of Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized by the Company's board of directors and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of Series Seed Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

General Risks and Disclosures

Highlights
Overview
Pitch Deck
Product & Service
Team Story
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
Market Landscape
Risks & Disclosures
Data Room
Contact SeedInvest

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
Pitch Deck and Overview (2 files)	Jun 21, 2017	Folder
Product or Service (10 files)	Jun 21, 2017	Folder
Financials (2 files)	Dec 6, 2017	Folder
Fundraising Round (1 file)	Dec 6, 2017	Folder
Investor Agreements (1 file)	Dec 6, 2017	Folder
Miscellaneous (2 files)	Dec 6, 2017	Folder

EXHIBIT D

Investor Deck


sickweather®
The **world's** predictive & hyperlocal
illness data platform

DISCLAIMER

*This presentation contains offering materials prepared solely by **Sickweather** without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.*

OUR MISSION

*"To provide the most accurate, predictive and meaningful sickness forecasts **in the world**."*

Sickweather® Fact !

Sickweather has ***replaced the CDC*** as the flu map data provider for the **Weather Channel.**

sickweather

OUR TEAM



Graham Dodge
CEO – co-founder



James Sajor
COO – co-founder



Michael Belt
CTO - co-founder



John Erck
Lead Mobile Developer



Bogdan Rau, MPH
Lead Data Scientist & Epidemiologist



Megan Milstein
Lead API Engineer



Ebele Mogo, DrPH
Epidemiologist & Public Health Policy



Kris Kohl
Partnership Director

The following logos represent organizations that some members of the Sickweather team have been associated with:

VIACOM

CDC
CENTERS FOR DISEASE CONTROL AND PREVENTION

UCLA CENTER FOR HEALTH POLICY RESEARCH

World Health Organization

NIH

JOHNS HOPKINS UNIVERSITY

John, Bogdan, Megan, Ebele, and Kris are currently contractors.

Consumer health companies don't have an accurate way to optimize product demand and marketing.


CONSUMER
PHARMA, OTC & CPG
PHARMACY & RETAIL

This slide represents management's opinions. It does not represent guarantees of future results, levels of activity, performance, or achievements.

sickweather®

Sickweather *knows where sick people are and has the world's only predictive & hyperlocal illness data platform.*


sickweatherPRO
National Forecast
Weekly Forecast
Historical Mean
Highest Forecast
Lowest Forecast
Forecasted
Actual
Daily National Forecast
MacBook Air

1 Patent Pending Data Collection
social media, crowdsourcing, consumer apps

2 Validation
3rd party sources: Nielsen, CDC, athenahealth

3 Custom Modeling
15 week forecasts, SickScore® risk analysis

PROVEN ACCURACY


JOHNS HOPKINS
UNIVERSITY
P(Flu | WEEK)
0.7
0.6
0.5
0.4
0.3
0.2
0.1
35
30
25
20
15
10
5
0
% Specimens Positive for Influenza
TWITTER
CDC
8/19/09
9/23/09
10/28/09
12/02/09
1/06/10
2/10/10
3/17/10
4/21/10
5/26/10
6/30/10
8/04/10
9/08/10
WEEK


Sickweather® Fact
!

Sickweather data has correlations of ***0.9r*** with CDC ILI and Nielsen OTC sales of flu & allergy remedies.

This slide represents management's estimates based on third-party research. It does not represent guarantees of future results, levels of activity, performance, or achievements.

15 Weeks
Before CDC

Our competition is still as slow as the CDC, which is too late for our customers!

91%
Accurate

We've overcome the main challenges of social listening & crowdsourcing

Street
Level

Offering hyperlocal & zip code level insights, not just State-level & larger regions

Sickweather® Fact

Sickweather supports ***nearly 5 Billion server requests per month!***

This slide represents management's estimates based on data currently available and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements.

Sickweather helps deliver brand messages to consumers at the ***exact*** time of need.

CVS pharmacy™
CLOROX®
Pfizer
RADIANT® Clinical Research
OMD
Ketchum
Walgreens
REVOLUTION DIGITAL
eyeview
PUBLICIS GROUPE
AccuWeather
gsk
SANOFI PASTEUR
The Weather Company An IBM Business

Represents all past and current clientele. Active client engagements are subject to seasonality.

REVENUE FORECAST


85%
Projected
gross margins


$1.18M ARR
$510k ARR
$348k ARR
2016
2017
2018

2017 and 2018 are currently predicted based on a combination of assumptions and actuals. This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This figure is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Big Pharma & CPG Health spend $10B per year on advertising (and growing) driven mostly by *health data analytics.*


12.2
10.9
8.4
7.1
5.8
Numbers in billions of US$
2014
2015
2016
2017
2018
RNR Research

U.S. Health Data Analytics Market

sickweather®

VERTICAL ROADMAP



2015
Illness Trackers & Media Content
2016
Programmatic Advertising
2017
Pharma / Retail Supply Chain
2018
Continuum of Care & Clinical Trials
2019
Travel & Health Insurance
2020
Human Resources

The graph is for illustration purposes only to represent perceived current and future growth opportunities based on sales intelligence. It does not represent guarantees of future results, levels of activity, performance, or achievements.

COMPETITION


HIGH DATA VOLUME
IMS Health & Quintiles are now
IQVIA™
WebMD®
sickweather®
INACCURATE
ACCURATE
kinsa
LOW DATA VOLUME

This slide is for illustration purposes representing Sickweather's own perceived fit in the competitive landscape through anecdotal intelligence. It does not does not represent guarantees of future results, levels of activity, performance, or achievements.

Ketchum, a global PR Firm, managed **Clorox**’s flu season to align with Sickweather’s data, making it the first campaign to be planned against future flu activity ***15 weeks before it occurred***.


Fight the fear of missing out. #FluFOMO
Kill 99.9% of germs with Clorox® disinfecting products.
CLOROX
CONCENTRATED
To learn more, visit www.cloroxcoldandflu.com
Use as directed on hard non-porous surfaces. Based on EPA registration protocol.


CLOROX
Contact Us Sign in Sign up Shop en español
How To Products Our Story Coupons & Offers
Home | fluFomo Landing Page
SICK SCORE
NEAR YOU
97
SickScore
High Risk
Location
New York, NY 10001
EDIT
Help your family avoid the flu virus
with Sickweather
Help prevent cold and flu in your home by tracking the spread of the cold and flu viruses. Download the Sickweather app and protect yourself.
sickweather
Download on the App Store
GET IT ON Google play

sickweather®

CASE STUDY: *IBM / WEATHER CHANNEL*

Sickweather has replaced the CDC as the premier health data partner for IBM's Weather Channel apps *and is integrated in IBM Watson Ads* for triggering health campaigns for GlaxoSmithKline and others.

The Weather Channel

IBM



BALTIMORE, MARYLAND
HEALTH
MODERATE
Allergy
Pollen is moderate in your area
LOCAL
Cold & Flu
SickScore® is 43 out of 100 for your area



COLD & FLU
COLD
FLU
We're showing 47 flu reports in your area. Track future reports to help defend against the flu.
CROWDSOURCED DATA PROVIDED BY SICKWEATHER®
Cockeysville
Timonium
Kingsville
Owings Mills
Towson
Pikesville
Parkville
White Marsh

Estimated volume of flu vaccine sales for Pfizer

Pfizer used Sickweather Pro's 15 week flu forecast to estimate volume of pneumococcal vaccine sales:


pro.sickweather.com
sickweatherPRO
Global Overview
US Overview
Forecast BETA
Custom Reports
Data Exporter
Sickweather forecasts illness reports using Twitter data within an 80% confidence interval. Our methodology and model has achieved a 90% fit of original data, and is able to predict future reports with an overall root mean square error (RMSE) of 13%. The plot below shows a 15-week forecast for flu.
80% Confidence Interval
Forecast
Actual
High
Moderate
Low
Historical Mean
88
63
39
Activity Level
2016-08-14
2016-09-04
2016-09-25
2016-10-16
2016-11-06
2016-11-27
2016-12-18
2017-01-08
2017-01-29
2017-02-19
Week Beginning Date
Download Forecast Data

sickweather

CASE STUDY: RADIANT CLINICAL RESEARCH

Sickweather drove **new, symptomatic participants** to **Radiant Research** clinical trials for a new cold/flu remedy with **better conversion rates than *all other digital marketing channels*.**



Carrier
5:11 PM
sickweather
Do you want to help local researchers evaluate an investigational nasal spray? Compensation possible.
No
Yes
SICKWEATHER
now
Have a cold?
Help local researchers evaluate an investigational nasal spray! Swipe to learn more!
sick
5 DAY RADAR
sickweather.com
My Reports Map
Carrier
5:11 PM
sickweather
FORECAST
Radiant Clinical Research 2293.6 mi
145 Thunder Drive
Vista, CA 92083
RADIANT
1-866-818-3247
Get Directions
Join our Common Cold Research Study!
Home Depot
W Vista Way
Plaza Dr
Costco
Marron Rd
5 DAY RADAR
sickweather.com
Respiratory Map
Carrier
5:11 PM
sickweather
RADIANT
Clinical Research

sickweather®

FUTURE CONSUMER APP NEW FEATURES

HOME SCREEN


●●●●● Sketch 9:41 AM 97%
sickweather
72
HIGH RISK
SickScore®
BALTIMORE
(TAP FOR MORE INFO)
TRENDING
Fl Flu 23 reports ▲43%
Al Allergies 19 reports ▶0%
St Stomach Virus 9 reports ▼16%
Home Family Report Alerts My Profile

HEALTH LIBRARIES


●●●●● Sketch 9:41 AM 97%
Flu Reports
sick
sick
sick
Causes Symptoms Diagnosis Treatment
WHAT CAUSES THE FLU?
The flu is caused by a virus. Viruses are generally passed from person to person through the air when an infected person sneezes or coughs.
But the virus can also live for a short time on objects like doorknobs, pens, pencils, keyboards, telephone receivers and eating utensils. You can get the flu by touching something that has been recently handled by someone who has the virus and then touching your own mouth, nose or eyes.
Home Family Report Alerts My Profile

FAMILY TRACKING


●●●●● Sketch 9:41 AM 97%
Kate Edit
Add a New Event
4:20 Pm Flu Reported San Diego, CA
9:10 AM 101.3° F (Mild Fever) Bluetooth Thermometer
7:20 AM Chills & Headache Symptoms Reported
3/24 No Symptoms Kate feels good!
3/23 Cold Reported San Diego, CA
3/23 Cough, Stuffy Nose & Sore ... Symptoms Reported
Home Family Report Alerts My Profile

NEW EVENT TRACKING


●●●●● Sketch 9:41 AM 97%
New Event
Illness Report
Symptoms
Temperature
Medication
Notes
Home Family Report Alerts My Profile

The screenshots represent artist renderings of future app development. The actual design and features are subject to change. The screenshots do not represent guarantees of future results, levels of activity, performance, or achievements.

sickweather®

FUTURE CONSUMER APP NEW FEATURES

MANUAL TEMPERATURE



Add a Temperature
Save
101.3 °F
Mild Fever
Manually record a temperature
OR
Swaive
Ear Thermometer
Connect a Bluetooth Device
Home
Family
Report
Alerts
My Profile

CONNECT THERMOMETER



Sketch
9:41 AM
97%
Select a Device
Swaive
Ear Thermometer
Recommended
Connect Device
Buy It
Save $15 with Coupon Code: SICKWEATHER
Kinsa
Ear Thermometer
Connect Device
Buy It
Philips
Ear Thermometer
Connect Device
Buy It
Home
Family
Report
Alerts
My Profile

BLUETOOTH READING



Sprint LTE
11:39 AM
Connect Device
101.3 °F
Mild Fever
Temperature Reading Detected
Would you like to record this temperature reading?
Save Temperature
Cancel
Home
Family
Report
Alerts
My Profile

SUCCESS / ADD MORE



Kate
Edit
Success!
We recorded your new temperature and symptoms reports for Kate.
Add a New Event
5:30 PM
Chills, Headache & Body Aches
Symptoms Reported
5:29 PM
101.3° F (Mild Fever)
Manual Temperature
4:20 PM
Flu Reported
San Diego, CA
9:10 AM
100.1° F (Mild Fever)
Bluetooth Thermometer
7:20 AM
Chills & Headache
Symptoms Reported
Home
Family
Report
Alerts
My Profile

The screenshots represent artist renderings of future app development. The actual design and features are subject to change. The screenshots do not represent guarantees of future results, levels of activity, performance, or achievements.

EXHIBIT E

Video Transcript

Video Script

What if you could forecast illness like the weather, to know exactly when and where illness will strike? Introducing Sickweather, a hyperlocal and real-time Doppler radar for sickness.